

13000071



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 14 2013

Washington, DC 20549

January 14, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-14-2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 18, 2012

Dear Mr. Mueller:

This is in response to your letter dated December 18, 2012 concerning the shareholder proposal submitted to GE by Robert Fredrich. We also have received a letter from the proponent dated January 11, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert Fredrich
*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2012

The proposal recommends that "all outstanding unexercised stock options are held for life by those executives that have and receive them. Upon option vesting, the executive may earn their dividends, then, return the shares to the company when they die."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to GE, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sandra B. Hunter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Robert Fredrich*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 11, 2013 1:06 PM
To: shareholderproposals
Cc: lori.zyskowski@ge.com; rmueller@gibsondunn.com
Subject: Fw: Robert Fredrich GE Proposal

Ladies and Gentlemen;

While the General Electric Company claims that there is a contradiction in "...stock options are held for life...", and, "return the shares to the company when they die", General Electric currently uses a similar holding period approach to the shares.

General Electric speaks in the 2005 proxy statement, of a holding period, but of only one year minimum duration.

" Any outstanding stock options held by non employee directors from prior years grants are subject to the same holding period requirement as stock options held by senior executives. Specifically, like the senior executives, the non employee directors will be required to hold for at least one year the net shares obtained from exercising stock options after selling sufficient shares to cover the exercise price, taxes and broker commissions".

This proposal refers to the exact same shares that General Electric refers to but recommends the shares are treated differently on three counts:

1) The holding period is for life instead of one year.
2) The shares are returned to the company when the executive dies.
3) The executives earn dividends from the day the shares vest until the day the shares are returned to the company.

This is to guide the executive to prefer sustainable growth over temporary performance bubbles, as the "bubble harm" is often felt for decades.

This proposal is clear and should be presented on General Electric's 2013 proxy.

If the proposals words:

"This proposal recommends that all outstanding..."

Can be better understood by including the words "net shares gained from" before the word "outstanding" to produce the wording

"This proposal recommends that all net shares gained from outstanding..."

Then this clarification can be made to make the proposal more consistent with the language used in the General Electric 2005 proxy.

Please contact me if you have any further questions.

Thanks and best regards.

Robert Fredrich.

From: Thamodaran, Aarthy S. <AThamodaran@gibsondunn.com>
Sent: Tuesday, December 18, 2012 6:21 PM
To: shareholderproposals
Subject: General Electric Company (Fredrich)
Attachments: General Electric Company (Fredrich).pdf

Attached on behalf of our client, General Electric Company, please find our no-action request with respect to the shareowner proposal and statements in support thereof submitted by Robert Fredrich.

Aarthy S. Thamodaran

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3594 • Fax +1 202.530.4201
AThamodaran@gibsondunn.com • www.gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 18, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Robert Fredrich
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Robert Fredrich (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> This proposal recommends that all outstanding unexercised stock options are held for life by those executives that have and receive them. Upon option vesting, the executive may earn their dividends, then, return the shares to the company when they die. Shareholders please unite, improve your company, and vote yes to this proposal.

A copy of the Proposal, the supporting statement and related correspondence with the Proponent is attached to this letter as Exhibit A.[1]

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareowner proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the

---

[1] As is evident from Exhibit A, the Proponent submitted an initial version of the Proposal with a cover letter dated March 5, 2012. The Proponent then submitted a second version of the Proposal, postmarked March 24, 2012 and received March 27, 2012, in response to a deficiency notice from the Company that pointed out that the initial version exceeded the 500-word limitation in Rule 14a-8(d). The Proposal for which the Company seeks no-action relief is this second version.

company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

Under these standards, the Proposal is excludable under Rule 14a-8(i)(3) because it contains conflicting mandates, resulting in internal inconsistencies within the Proposal and making it impossible for either the shareowners voting on the Proposal or the Company attempting to implement the Proposal to comprehend precisely what the Proposal requires. Specifically, the Proposal requests (1) that "all outstanding unexercised stock options are held for life by those executives that have and receive them" and (2) that the executive "return the shares to the company when they die." Under the first mandate, the executive cannot exercise his or her stock options and must hold the options for life without exercising them. Under the second mandate, the executive must return "the shares" to the Company upon the executive's death. However, if the executive is not allowed to exercise his or her options, then the executive will not acquire "the shares" that must be returned to the Company upon the executive's death. Therefore, it is impossible to comply with both mandates since the first mandate requires that the executive hold his or her options for life without exercising them and the second mandate requires that the executive exercise his or her options in order to obtain shares of the Company's stock so that the executive can return those shares to the Company.

Given the conflicting mandates set forth in the Proposal—holding stock options for life, on the one hand, and returning "the shares" to the Company upon death, on the other hand—it is unclear what must be done to comply with the Proposal, and the Proposal provides no guidance as to how to comply with these conflicting mandates. Thus, due to the vague and indefinite nature of the Proposal, shareowners would not know what they are voting to request of the Company, and the eventual actions of the Company and the executive holding the options could be significantly different from the actions shareowners envisioned when voting on the Proposal.

In this regard, the Proposal is similar to *Verizon Communications Inc.* (avail. Feb. 21, 2008), where the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation. The company argued that the proposal was excludable under Rule 14a-8(i)(3) for multiple reasons, one of which was that the formula for long-term compensation set forth in the proposal would produce an incentive award that would exceed the maximum award permitted by another provision of the proposal. The company argued that since applying the formula set forth in the proposal could produce an internally inconsistent result, neither the shareowners voting on the proposal nor the board of directors attempting to implement the proposal would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. Similarly, given the two contradictory mandates in the Proposal, the Proposal contains an internal inconsistency where compliance with one mandate of the Proposal directly violates another mandate of the Proposal. Thus, similar to *Verizon*, it is impossible to ascertain precisely what the Proposal requires.

Due to the Proposal's conflicting mandates resulting in an internal inconsistency, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. Accordingly, as a result of the vague and indefinite nature of the Proposal, and consistent with Staff precedent, we believe the Proposal is impermissibly misleading and, therefore, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Robert Fredrich

101409069.5

EXHIBIT A

Robert Fredrich

*** FISMA & OMB Memorandum M-07-16 ***

I Robert Fredrich wish to include the attached shareholder proposal in the proxy material GE will publish in the year 2013. Please find my proof of ownership from Depositary Trust Company (DTC) Participant # 0705 Scottrade Inc. I will hold these shares until and during the 2013 GE annual shareholder meeting.

Sincerely;

Robert Fredrich 3/5/12

Robert Fredrich March 5, 2012

Whereas, the book "Winning" by Jack and Suzie Welch note that GE valuation increased by 451 Billion during Welch's tenure. Welch earned 125 million in one year or $0.40 per American, in part by exercising stock options. Jeff Immelt also earned millions, selling shares in 2000 at $57.75 that he could buy at $6.67 by exercising options. GE then declined 600 billion in valuation as share prices fell from 60 to 6, or $2,000 per American. Immelt earns millions more from missing commitments in earnings, credit ratings, and dividends by opportunistically repurchasing 50,000 shares at 8.26 in 2009, among other similar transactions. Taken together these two trades earned Immelt approximately 2000 percent return at today's price of around 19. The investor, who purchased the shares Jeff sold at $57.75, is eleven years later at 19, down 67% during the same time. Wall Street Journal writer Kathy Kranhold and "All the Money in the World" explain how GE exploited the insurance businesses to show short term performance, spiking valuation, so that those knowledgeable that the company was rigged can unload their shares before the insurance claims come due. GE treated the insurance premiums as income and failed to set aside reserves for the claims until after Welch and Immelt unloaded many shares. The company's net earnings and valuation dropped, despite increasing debt to buy earnings. Debt is frowned upon by the late Benjamin Grossbaum in the book "The Intelligent Investor". It's constructive to observe that Berkshire Hathaway, who financially resuscitated GE for usury, also invested in insurance. It did so sustainably and successfully as its CEO has chosen to align himself to the company's performance with an annual salary of $100,000/year. Salaries exceeding this illuminate the executive's lack of confidence as it must insulate itself from the company's performance. Direction from Welch to Immelt to "Tell them you will grow 12% and grow 12%" incentivized by "I will get a gun and shoot you", in conjunction with GE's performance, is perhaps history's most significant example of managed earnings and its consequences. Managed earnings are disdained by investors, including one featured in the book "Snowball". Berkshire Hathaway illuminates a "Win-Win" strategy where it's CEO has more wealth with the 100K/Yr salary, than GE executives earning 125 million in one year. This strategy guides the CEO from "Winning" at anyone's expense to "Win - Win" for the executive AND the shareholder AND the public as pension funds own GE in part. Parag Khana in the book "How to Run the World" encourages individuals to be proactive, instead of relying on governments to solve problems. This applies to GE in that G.A.A.P. probably permitted CEO exploitation of our publically owned company. This proposal recommends that all outstanding stock options are held for life by those executives that h[illegible] and receive them. Upon option vesting, the executive may earn their dividends, then, return the shares to the company when they die. Shareholders please unite, improve your company, and vote yes to this proposal.

R. F.

Scottrade

MEMBER FINRA/SIPC

2100 Arden Way Ste 155
Sacramento CA 95825-2261
916-929-8610 • 1-888-820-1980

03/05/2012

Robert E Fredrich

*** FISMA & OMB Memorandum M-07-16 ***

Re: Robert E Fredrich
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Fredrich,

Per your request, this letter is to verify the following information for the account listed above:

- As of March 5, 2012 Robert Fredrich held, and has held continuously for at least one year, 238 shares of GE common stock.

For additional assistance, please contact us at 916-929-8610.

R. F.

Sincerely,



Doug Sosa
Branch Manager



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

March 13, 2012

VIA OVERNIGHT MAIL
Robert Fredrich

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Fredrich:

I am writing on behalf of General Electric Company (the "Company"), which received on March 8, 2012, your shareowner proposal for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and hyphenated terms as multiple words, in accordance with SEC precedent. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079. If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Lori Zyskowski

Enclosure

Rec.
3/21/2012



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

March 13, 2012

VIA OVERNIGHT MAIL
Robert Fredrich

*** FISMA & OMB Memorandum M-07-16 ***

R. F.

Dear Mr. Fredrich:

I am writing on behalf of General Electric Company (the "Company"), which received on March 8, 2012, your shareowner proposal for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and hyphenated terms as multiple words, in accordance with SEC precedent. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079. If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Lori Zyskowski
Lori Zyskowski

Enclosure

R.F.

Whereas the book *Winning* by Jack and Suzie Welch note GE valuation increased 451 Billion during Welch tenure. Welch earned 125 million in one year or 0.40 per American in part by exercising stock options. Jeff Immelt also earned millions selling shares in 2000 at 57.75 that he bought at 6.67 exercising options. GE declined 600 billion in valuation as share prices fell from 60 to 6, or 2,000 per American. Immelt earns millions more missing commitments in earnings, credit ratings, and dividends by opportunistically repurchasing 50,000 shares at 8.26 in 2009, among other transactions. Taken together, these two trades earned Immelt approximately 2000 percent return at the price of 19. The shareholder who purchased shares Immelt sold at 57.75 is eleven years later down 67 percent. *Wall Street Journal* writer Kathy Kranhold and *All the Money in the World* explain how GE exploited insurance businesses showing unsustainable performance, spiking valuation, enabling those knowledgeable that the company was rigged to unload shares before claims come due. GE treated insurance premiums as income, failing to set reserves for claims until Welch and Immelt unloaded millions in shares. The company net earnings and valuation dropped, despite increasing debt to buy earnings. Debt is frowned upon by Benjamin Grossbaum in *The Intelligent Investor*. Interestingly Berkshire Hathaway financially resuscitated GE for usury investing in insurance sustainably and successfully. Its leader aligned him to company performance with 100,000 per year compensation. Compensation exceeding this illuminate executive's lack of confidence as it insulates itself from company performance. Direction from Welch to Immelt "Tell them you will grow 12 percent and grow 12 percent" or "I will get a gun and shoot you", in conjunction with GE performance is perhaps history's most significant example of managed earnings and consequences. Shareholders disdain Managed earnings particularly one featured in *Snowball*. Berkshire Hathaway illuminates a Win-Win strategy where that leaders wealth at 100 thousand per year salary, exceeds executives earning 125 million. This strategy guides the leader from Winning at anyone's expense to Win Win for executives AND shareholders AND public pension funds owning GE. Parag Khana in *How to Run the World* encourages proactivity over governments for solutions. For shareholders, government possibly permitted leader exploitation of our company. This proposal recommends that all outstanding unexercised stock options are held for life by those executives that have and receive them. Upon option vesting, the executive may earn their dividends, then, return the shares to the company when they die. Shareholders please unite, improve your company, and vote yes to this proposal.

CERTIFIED MAIL™

Robert Fredrich



*** FISMA & OMB Memorandum M-07-16 *** 7011 2000 0001 3726 9348



SACRAMENTO CA 957
24 MAR 2012 PM 5

RETURN RECEIPT REQUESTED

Brackett B. Denniston III, Secretary

General Electric Company

3135 Easton Turnpike

Fairfield, Connecticut 06828



UNITED STATES POSTAL SERVICE

1000



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U.S. POSTAGE PAID OROVILLE, CA 95965 MAR 24, 12 AMOUNT

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